906892 DC

No ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





06080032



January 20, 2006

Richard A. Cheap
General Counsel & Secretary
Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, OH 43287

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/20/2006

Re: Huntington Bancshares Incorporated
Incoming letter dated December 8, 2005

Dear Mr. Cheap:

This is in response to your letter dated December 8, 2005 concerning the shareholder proposal submitted to Huntington Bancshares by Richard O'Connor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Richard O'Connor
25 Nichols Drive
Fairmont, WV 26554

Huntington Bancshares Incorporated
Huntington Center
41 South High Street
Columbus, Ohio 43287

Richard A. Cheap
General Counsel & Secretary

614.480.4647
614.480.5485 Facsimile



Via Overnight Delivery

December 8, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal of Richard O'Connor

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Huntington Bancshares Incorporated, a Maryland corporation headquartered in Ohio ("Huntington"), is filing this letter with respect to a shareholder proposal submitted to Huntington by Richard O'Connor (the "Proponent") for inclusion in Huntington's proxy materials to be distributed in connection with Huntington's 2006 Annual Meeting of Shareholders. Huntington respectfully requests confirmation that the Staff of the Division of Corporate Finance will not recommend enforcement action if Huntington omits the proposal from its 2006 proxy materials for the reasons stated in this letter.

I. The Proposal

The Proponent's proposal is set forth below (the "Proposal"):

> "RESOLVED, that due to the reduction of dividends and the 10% stock adjustment since the year 2000, and the share price has not be able to sustain above $25.00, the Directors, Officers and Department Heads above the Branch Banking level shall have their compensation reduced, as follows:
>
> All Directors, Officers and Department Heads above the Branch Banking level shall have their salary and other compensation packages reduced by twenty-five percent (25%) until the Corporations stock price has attained the price of Fifty Dollars ($50.00) per share. Upon attaining the share price of Fifty Dollars ($50.00) per share, the salary and other compensation packages shall remain reduced by ten percent (10%) until the share price has attained the price of Sixty Dollars ($60.00) per share.
>
> BE IT FUTHER RESOLVED, that irregardless of the above-described reduction of compensation, all future salary and compensation packages

for Directors, Officers and Department Heads above the Branch Banking level, shall be directly related to their level of performance in the best interest of the Corporation."

II. Bases for Excluding the Proposal

For the reasons stated below, we believe that the Proposal may properly be excluded from Huntington's 2006 proxy materials.

A. The Proposal is improper because it relates to Huntington's ordinary business operations pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that shareholder proposals that deal with matters relating to a company's ordinary business operations may be excluded from the company's proxy materials. The Securities and Exchange Commission (the "Commission") has stated that proposals involving "the management of the workforce, such as the hiring, promotion and termination of employees, relate to ordinary business matters". See Exchange Act Release No. 40018 (May 21, 1998). The Division of Corporate Finance has applied a "bright-line analysis" to proposals concerning equity or cash compensation since 1992. See Division of Corporate Finance: Staff Legal Bulletin No. 14A and Battle Mountain Gold Company (February 13, 1992). The Staff of the Division of Corporate Finance has consistently taken the position in response to no-action letters that proposals relating to the compensation of employees other than those relating solely to senior executive officers and directors are considered general compensation matters and may be excluded in reliance on Rule 14a-8(i)(7). See for example Bio-Technology General Corporation (April 28, 2000), Minnesota Mining and Manufacturing Company (March 4, 1999), and Lucent Technologies, Inc. (November 6, 2001).

The Proposal calls for Huntington to reduce the "salary and other compensation packages" of "all Directors, Officers and Department Heads above the Branch Banking level", targeting more than just the compensation policies and practices for senior executive officers and directors. Indeed, Huntington has approximately 2,200 employees, over 27% of the work force, who fall within the category of "officers" of the company. Therefore, to implement the Proposal would effect the compensation of a large number of employees who are not senior executive officers or directors. Accordingly, Huntington believes the Proposal relates to general employee compensation matters that have no significant policy impacts. Thus, the Proposal concerns "ordinary business operations" and is therefore the type of proposal that is appropriately excluded under rule 14a-8(i)(7).

B. The Proposal is contrary to the Commission's proxy rules and therefore improper pursuant to Rule 14a-8(i)(3) because it is vague and indefinite and materially misleading.

Rule 14a-8(i)(3) provides that shareholder proposals that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials, may be excluded from the company's proxy materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3). See, for example, General Electric Company

(January 23, 2003), where the Staff permitted excluding a proposal to cap "salaries and benefits" of one million dollars for officers and directors. In addition, in Staff Legal Bulletin No. 14B issued September 15, 2004, the Staff noted that exclusion may be appropriate where the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires..."

The Proposal calls for an across the board 25% reduction in "salary and other compensation packages" but fails to define the scope of the term "other compensation packages". This leaves open many questions for both stockholders and Huntington as to what would be covered by the Proposal. Would the Proposal require Huntington to cut medical benefits by 25%? reduce employee pensions by 25%? cut back other customary benefits? Would the proposed reduction apply retroactively to vested stock options and pension benefits that individuals within the affected employee group currently hold or to which they are currently entitled, or on a going-forward basis only? Would any merit increases or incentive awards be permitted? Numerous other questions also exist, such as whether the Proposal would apply only to existing "Directors, Officers, and Department Heads above the Branch Banking level" or also to such persons newly appointed or elected in the future and whether the Proposal would require Huntington to breach existing employment and severance contracts. Because it is unclear how the Proposal is to be implemented, it is impermissibly vague and indefinite.

Because it is not at all clear how this Proposal would be implemented, shareholders voting on the Proposal can not know what measures the Proposal would require or the impact of those measures on Huntington (nor, for that matter, could Huntington know what steps would be required to implement the Proposal). Therefore, Huntington believes that the Proposal is so inherently vague and indefinite that it may be omitted from its proxy materials pursuant to Rule 14a8-(i)(3).

Further, the Proposal states that it is motivated by "the reduction of dividends and the 10% stock adjustment since the year 2000". These statements are misleading. Huntington did reduce its quarterly cash dividend in October 2001, but Huntington restored its quarterly cash dividend in October 2004 to its 2001 level and since then has increased its quarterly cash dividends to a record high of $0.215 per share for the past three quarters. Moreover, Huntington's stock is not down 10% since the year 2000. In fact, the total return on a share of Huntington stock for the four-year period beginning on December 31, 2000 and ending on December 31, 2004, was +76.3%, compared with returns for the S&P 500 Index and the KBW 60 Bank Index of (2.0%) and +31.4%, respectively, over the same period. (For these calculations, an investment on December 31, 2000 and the reinvestment of all dividends are assumed.) For these reasons, Huntington believes that the Proposal is also materially misleading and therefore may be excluded pursuant to Rule 14a-8(i)(3).

C. The Proposal is improper pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) provides that a proposal may be excluded if the company has already substantially implemented the proposal. The "substantially implemented" standard replaces the prior standard that a proposal be "moot" and reflects the Commission's view that a proposal does not have to be fully effected for it to be excluded. See SEC Release No. 34-20091 (August 16, 1983). A company need not be in compliance with every detail of a proposal in order for it to be excluded under Rule 14a-8(i)(10), so long as the company's action satisfactorily addresses the underlying concerns of the proposal. See for example, Safeway, Inc. (April 1, 2004), ConAgra Foods, Inc. (July 1, 2004), and Texaco, Inc. (March 28, 1991).

The Proposal would require that "all future salary and compensation packages for Directors, Officers and Department Heads above the Branch Banking level, shall be directly related to their level of performance in the best interest of the Corporation." Huntington already has an executive compensation program that is designed to ensure a strong linkage between corporate, unit, and individual performance and total compensation. The program is also designed to integrate compensation programs with Huntington's annual and long-term strategic goals, to encourage long-term strategic management and enhancement of shareholder value through equity awards, and to attract and retain key executives critical to the long-term success of Huntington by providing a competitive reward package that is appropriately sensitive to performance. See the Board Compensation Committee Report on Executive Compensation ("Compensation Committee Report") in Huntington's Proxy Statement for its 2005 Annual Meeting of Shareholders, as filed with the Commission on March 17, 2005. As further noted in the Compensation Committee Report, Huntington's executive compensation programs are regularly evaluated to ensure that they continue to reinforce shareholder interests and support the goals of Huntington's executive compensation philosophy. In evaluating and structuring its compensation programs, Huntington regularly utilizes the expertise of an independent compensation consultant.

Huntington's salary and compensation packages for executive officers and indeed most all of its employees are closely related to - and in the case of executive officers in large part dependent upon - performance. Moreover, Huntington and its Board of Directors, including the Board's Compensation Committee, are required to act in accordance with Maryland corporate law in seeking to serve and make decisions, including with respect to compensation, that are in the best interest of the Corporation. Accordingly, Huntington believes that the Proposal is substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10).

D. The Proposal is improper pursuant to Rule 14a-8(i)(1) because it would not be a proper subject for shareholder action under Maryland law.

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The Commission has had a long-standing position that proposals that mandate or direct the board to take specific action on matters that fall within the powers of a company's board of directors under state corporation law may constitute an unlawful intrusion on the board's discretionary authority and may be excludable under Rule 14a-8(i)(1). See Release No. 34-12999 (November 22, 1976).

Under the law of Maryland, Huntington's state of incorporation, the business and affairs of a corporation are managed under the direction of the board of directors, and all powers of the corporation may be exercised by or under the authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation. (See the Annotated Code of Maryland, Corporations and Associations Article, Section 2-401.) Although the rules of The NASDAQ National Stock Market, on which Huntington common stock is listed, require shareholder approval of certain equity awards, nothing in the Maryland corporate laws, or in Huntington's charter or by-laws give the shareholders authority over general employee compensation matters. Therefore, the Proposal improperly attempts to mandate action falling within the discretion reserved to the board of directors under Maryland law.

The Staff has previously agreed that proposals that mandate board action by a Maryland corporation could be properly excluded. See T. Rowe Price Group, Inc. (January 17, 2003 and Constellation Energy Group, Inc. (January 19, 2001). Huntington has obtained the opinion of Venable LLP, Maryland counsel, in support of its position that the Proposal is not a proper subject for action by shareholders under the laws of Maryland, a copy of which is included with this letter as Exhibit A. Accordingly, Huntington believes that the Proposal may be excluded under Rule 14a-8(i)(1).

E. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because implementation of the Proposal is beyond the power of Huntington to lawfully effectuate.

Huntington has an employment agreement and severance agreements with certain of its executive officers (the "Employment Agreements"). These agreements, which are exhibits to Huntington's public filings with the Commission, contain binding terms relating to salary and other compensation matters. If Huntington were to unilaterally impose 25% reductions to salary and compensation for such officers as mandated by the Proposal, Huntington would be in breach of these contracts.

Rule 14a-8(i)(6) permits a company to exclude from its proxy materials a proposal if the company lacks the power or authority to implement the proposal. The Staff has determined that shareholder proposals, the implementation of which would require a company to alter or breach existing contractual obligations, may be excluded under Rule 14a-8(i)(6). See Phillips Petroleum Company (March 13, 2002), Liz Claiborne, Inc. (March 18, 2002), and BankAmerica Corporation (February 24, 1999).

The Proposal, therefore, may be excluded under Rule 14a-8(i)(6).

III. Conclusion

For these reasons, Huntington respectfully requests confirmation that the Staff of the Division of Corporate Finance will not recommend enforcement action if Huntington omits the Proposal from its 2006 proxy materials.

A copy of the Proponent's letter submitting the Proposal is included as Exhibit B. Huntington requested the Proponent, in a letter dated October 10, 2005, to confirm his intention to hold Huntington stock with at least $2,000 in market value through the date of the Annual Meeting in 2006. The Proponent complied with this request by a letter dated October 13, 2005. Huntington's October 10th letter and the Proponent's response are included herewith as Exhibits C and D, respectively.

Pursuant to Rule 14a-8(j), this letter is being submitted not less than eighty (80) calendar days before Huntington files its definitive proxy materials for the 2006 Annual Meeting with the Commission. We are submitting six copies of this letter and enclosures. A copy of this letter is also being furnished concurrently to the Proponent to inform him of Huntington's intention to omit the Proposal from the 2006 proxy materials.

If you have any questions or require additional information please call Elizabeth B. Moore at (614) 480-4435. Ms. Moore can be reached via fax at (614) 480-5404.

Sincerely,



Enclosures

VENABLE LLP

Two Hopkins Plaza, Suite 1800
Baltimore, Maryland 21201-2978

Telephone 410-244-7400
Facsimile 410-244-7742

www.venable.com


EXHIBIT
A

December 9, 2005

Huntington Bancshares Incorporated
41 South High Street
Columbus, OH 43287

Re: Maryland General Corporation Law:
Stockholder Proposal for Inclusion in 2006 Proxy Statement

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") received by Huntington Bancshares Incorporated, a Maryland corporation (the "Corporation"), for your next annual meeting of stockholders is a proper subject for action by stockholders under the Maryland General Corporation Law (the "MGCL").

The Proposal requests the following resolutions be included in the Corporation's proxy statement for its 2006 annual meeting of stockholders (the "Proxy"):

> RESOLVED, that due to the reduction of dividends and the 10% stock adjustment since the year 2000, and the share price has not be able to sustain above $25.00, the Directors, Officers and Department Heads above the Branch Banking level shall have their compensation reduced, as follows:
>
> All Directors, Officers and Department Heads above the Branch Banking level shall have their salary and other compensation packages reduced by twenty-five percent (25%) until the Corporations stock price has attained the price of Fifty Dollars ($50.00) per share. Upon attaining the share price of Fifty Dollars ($50.00) per share, the salary and other compensation packages shall remain reduced by ten percent (10%) until the share price has attained the price of Sixty Dollars ($60.00) per share.
>
> BE IT FURTHER RESOLVED, that irregardless of the above-described reduction of compensation, all future salary and compensation packages for Directors, Officers and Department Heads above the Branch Banking level, shall be directly related to their level of performance in the best interest of the Corporation.

In short, the Proposal contains two resolutions, each of which, if adopted by the Corporation's stockholders, purport to modify the compensation of directors, officers and certain employees of the Corporation as duly fixed by the Corporation's Board of Directors (the "Board") and, as a corporation with stock listed and traded on the Nasdaq National Market, the compensation committee of the Board. As discussed more fully below, the stockholders of the Corporation do not have the power to set the compensation of the Corporation's directors, officers and employees, and the Proposal is not a proper subject for action by stockholders under the MGCL.

In connection with this opinion, we have reviewed the charter of the Corporation (the "Charter"), the Bylaws of the Corporation, as amended and restated as of July 16, 2002 (the "Bylaws"), and such matters of law as we have deemed necessary or appropriate to issue this opinion.

A. *The board of directors of a Maryland corporation has the exclusive power to supervise the business and affairs of the corporation, except as provided by statute, charter or bylaw.*

Section 2-401 of the MGCL vests in the board of directors of a Maryland corporation broad, and in many instances, exclusive powers. Specifically, Section 2-401 of the MGCL provides that:

> (a) *Management.*- The business and affairs of a corporation shall be managed under the direction of a board of directors.
>
> (b) *Power of board.*- All powers of the corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation.

(Emphasis added.) By stating that the management of the business and affairs of a Maryland corporation "shall" be directed by the board of directors, Section 2-401 of the MGCL vests in the board the exclusive power to exercise the powers of the corporation to manage its business and affairs, except as such powers are specifically conferred on the corporation's stockholders by statute or by its charter or bylaws.

Maryland courts recognize that the power granted to the board of directors of a Maryland corporation by Section 2-401 of the MGCL is exclusive, and not shared by its stockholders:

> Except to the extent that a transaction or decision must, by law or by virtue of the corporate charter, be approved by the shareholders, the directors, either directly or through the officers they appoint, exercise the powers of the Corporation. *See* Maryland Code *§ 2-401 of the Corporations and Associations Article.* Shareholders are not ordinarily permitted to interfere in the management of the company; they are the owners of the company but not its managers.

Werbowsky v. Collomb, 766 A.2d 123, 133, 362 Md. 581, 599 (2001). *See also, Hecht v. Resolution Trust Corp.*, 635 A.2d 394, 398, 333 Md. 324, 332-33 (1994) ("Maryland law provides that directors of a corporation exercise all powers of the corporation, unless conferred on or reserved to stockholders.") (Footnotes omitted.)

Rather than vary from the statutory rule, Section 2.01 of Article II of the Bylaws, using language that is nearly identical to Section 2-401 of the MGCL, grants the Board the exclusive power to manage the business and affairs of the Corporation:

> SECTION 2.01. FUNCTION OF DIRECTORS. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors. All powers of the Corporation may be exercised by or under authority of the board of directors except as conferred on or reserved to the stockholders by statute or by the Charter or these Bylaws.

Determining the compensation of directors and officers of a corporation is widely recognized as a power of the board of directors; indeed, Nasdaq recognizes the role of a listed company's board in this regard by requiring that the compensation of certain officers of the corporation be set by the board or its compensation committee. Nat'l Ass'n of Sec. Dealers, Inc., Marketplace Rule 4351(c)(3). Thus, unless Maryland law, the Charter or the Bylaws specifically confer upon the stockholders of the Corporation the authority to fix or modify the compensation of the Corporation's directors, officers and employees, the Corporation's stockholders do not have the power to present and vote on the Proposal.

B. *Neither the MGCL nor the Charter or Bylaws confers upon the stockholders of the Corporation the power to present and vote on the Proposal.*

The MGCL confers the power to vote on certain matters upon a stockholder of a Maryland corporation. For example, a stockholder of a Maryland corporation may, generally, vote on the following matters:

- Election of directors. (MGCL § 2-404(b).)

- Amendment of the charter of the corporation. (MGCL § 2-604(b).)
- Amendment of the bylaws of the corporation, unless that power has been reserved to the corporation's directors. (MGCL § 2-109(b).)
- Approval of contracts or transactions in which a director has an interest. (MGCL § 2-419(b)(1)(i).)
- Removal of directors of the corporation, unless that power has been reserved to the corporation's directors. (MGCL § 2-406(a).)
- Merger of the corporation, other than with a 90%-or-more-owned subsidiary of the corporation. (MGCL § 3-105(b).)
- Transfer of all or substantially all of the assets of the corporation. (MGCL § 3-105(b).)
- Share exchange of the shares of the corporation. (MGCL § 3-105(b).)
- Dissolution of the corporation. (MGCL § 3-403(b).)
- Reduction of the stated capital of the corporation, other than by retiring stock held by the corporation. (MGCL § 2-306(b)(2).)
- Reduction of the authorized shares of the corporation, following acquisition by the corporation of shares of its own stock. (MGCL § 2-310(b).)
- Reinstatement of the corporation's charter, if expired, or extension of the corporation's existence. (MGCL § 3-501(b).)
- Opt-out of the Maryland Business Combination Act. (MGCL § 3-603(3)(1)(iii).)

The MGCL does not, nor does any other Maryland statute, confer upon the stockholders of a Maryland corporation the power to fix, modify or otherwise determine the compensation of the corporation's directors, officers or employees.

Indeed, in 1942, the Court of Appeals of Maryland, the highest court of the state, recognized that a unanimous agreement of a Maryland corporation's stockholders was validly superseded by the action of its board of directors regarding compensation. *Murray-Baumgartner Surgical Instrument Co. v. Requardt*, 23 A.2d 697, 180 Md. 245 (1942). In *Murray*, the corporation's two stockholders agreed that each stockholder would serve as officers of the corporation and would be paid specific compensation. *Id.* at 698, 180 Md. at 248. Some years later, the two stockholders duly elected five directors of the corporation, who duly reduced the plaintiff stockholder's compensation for his service as a corporate officer by two-thirds. *Id.* Overturning the lower court's decision to enforce the stockholders' unanimous agreement regarding the plaintiff stockholder's compensation, the Court of Appeals commented that the corporation had "regularly elected a board of directors, and with the concurrence of the plaintiff, who apparently never suspected what he was doing or what was being done to him. His faith may have been violated and his confidence betrayed, but there is nothing this court can do about it." *Id.* at 700, 180 Md. at 253. Thus, the Court of Appeals recognized that the power to fix the compensation of corporate officers and employees is solely within the power of the corporation's board, and not even unanimous stockholder agreement can remove that power from the corporation's board. *See also, Matthews v. Headley Chocolate Co.*, 100 A. 645, 650, 130 Md. 523, 535 (1917) (recognizing that the power to set the salaries of the corporation's officers is a power exercised by its board of directors, pursuant to the predecessor of Section 2-401(b) of the MGCL).

Accordingly, Maryland law vests the power to determine compensation solely in the board of directors of a Maryland corporation, absent specific provisions of the corporation's charter or bylaws. The Charter, however, does not give the stockholders of the Corporation any power over the compensation of directors, officers or employees. Similarly, the Bylaws do not confer any power upon the Corporation's stockholders with respect to the compensation of directors, officers or employees. In fact, Section 2.10 of Article II of the Bylaws vests in the Board, or a committee thereof, the power to set the compensation of the Corporation's directors, and the rights of stockholders of a Maryland corporation are subject to the provisions of the corporation's charter and bylaws. *Chevy Chase Savings & Loan, Inc. v. State of Maryland*, 306 Md. 384, 400, 509 A.2d 670, 678 (1986); *Long v. Baltimore & O.R.R.*, 155 Md. 265, 275, 141 A. 504, 507 (1928); *John C. Grafflin Co. v. Woodside*, 98 Md. 146, 39 A. 413, 414 (1898). Thus, the Board, or its compensation committee, has the exclusive power to determine and modify compensation of the Corporation's directors, officers and employees, and the Corporation's stockholders do not have that power.

In view of Section 2-401 of the MGCL, the cases discussed above and the provisions of the Charter and the Bylaws, it is our opinion that the Proposal is not a proper subject for action by stockholders under the MGCL and, if approved and adopted, would not comply with the MGCL.

The foregoing opinion is limited to the MGCL, and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MGCL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any provision of the MGCL, or any judicial interpretation of any provision of the MGCL, changes after the date hereof.

VENABLE LLP

The opinion presented in this letter is solely for your use in connection with the Proposal and may not be relied upon by any other person or entity, or by you for any other purpose, without our prior written consent. However, we consent to inclusion of this opinion with a request by you to the Commission for concurrence by the Commission with your decision to exclude the Proposal from the Proxy.

Very truly yours,

Venable LLP

::ODMA\PCDOCS\BA0DOCS1\162504\4
60522-221425


EXHIBIT
tabbies
B

September 26, 2005

Huntington National Bank
Richard Cheap, Secretary
41 South High Street
Columbus WV 43287

Dear Mr. Cheap,

My family and I are substantial owner's of Huntington Bancshares Stock. We are disappointed in the performance of said stock, therefore want the enclosed proposal to be included for shareholders to vote on at the 2006 Annual Shareholders meeting. This proposal is to be part of the notice of the annual meeting.

Sincerely,

Richard P. O'Connor

Richard O'Connor
25 Nichols Drive
Fairmont WV 26554

Telephone : 304-366-4253

RESOLVED, that due to the reduction of dividends and the 10% stock adjustment since the year 2000, and the share price has not be able to sustain above $25.00, the Directors, Officers and Department Heads above the Branch Banking level shall have their compensation reduced, as follows:

All Directors, Officers and Department Heads above the Branch Banking level shall have their salary and other compensation packages reduced by twenty-five percent (25%) until the Corporations stock price has attained the price of Fifty Dollars ($50.00) per share. Upon attaining the share price of Fifty Dollars ($50.00) per share, the salary and other compensation packages shall remain reduced by ten percent (10%) until the share price has attained the price of Sixty Dollars ($60.00) per share.

BE IT FURTHER RESOLVED, that irregardless of the above-described reduction of compensation, all future salary and compensation packages for Directors, Officers and Department Heads above the Branch Banking level, shall be directly related to their level of performance in the best interest of the Corporation.


Huntington

The Huntington National Bank
Legal Department - 5th Floor
Huntington Center
Columbus, OH 43287

614.480.5404 - Facsimile
Direct Telephone Number
614.480.4435


EXHIBIT
C

Via Express Delivery

October 10, 2005

Richard O'Connor
25 Nichols Drive
Fairmont, WV 26554-8141

Dear Mr. O'Connor:

We have received and are reviewing the shareholder proposal you submitted to Richard Cheap for Huntington's 2006 annual meeting of shareholders.

The Securities and Exchange Commission (SEC) has a rule that addresses when a company must include a shareholder's proposal in its proxy statement. Under SEC Rule 14a-8, (17 CFR 240.14a-8) you are required to provide Huntington with your written statement that you intend to continue to hold shares of Huntington common stock in a quantity having at least $2,000 in market value through the date of the annual meeting to be held in April 2006. Your statement must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

SEC Rule 14a-8 also provides that, in certain circumstances, shareholder proposals may be excluded from a company's proxy materials for substantive reasons. We are evaluating your proposal to determine whether we may apply to the SEC to have your proposal excluded. If we do apply to the SEC to have your proposal excluded, you will receive a copy of the letter.

If, however, your proposal is included in Huntington's proxy statement, the disclosure will include your name and address, as well as the number of shares of Huntington common stock that you hold, or a statement that this information is available to shareholders upon request. In addition, if your proposal is to be presented to the shareholders at the 2006 annual meeting, you or your qualified representative must make the presentation.

SEC Rule 14a-8 is available on the SEC's website at http://www.sec.gov/. Please call me if you have any questions.

Sincerely,



Elizabeth B. Moore
Senior Counsel & Vice President

cc: Richard A. Cheap

October 13, 2005

Huntington National Bank
Richard Cheap, Secretary
41 South High Street
Columbus OH 43287

Dear Mr. Cheap,

I do want the shareholders of Huntington National Bank to have the opportunity to vote on my proposal in the annual proxy statement. I currently own 6050 shares of Huntington Bankshares Inc., and will continue to own at least $2000.00 worth of the stock as of April 2006.

Sincerely,



Richard P. O'Connor
25 Nichols Drive
Fairmont WV 26554

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Huntington Bancshares Incorporated
Incoming letter dated December 8, 2005

The proposal requires that the salary and compensation packages of "Directors, Officers and Department Heads above the Branch Banking level" be reduced by amounts and under the circumstances indicated in the proposal, and that future salary and compensation packages for these persons be directly related to their level of performance.

There appears to be some basis for your view that Huntington may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides Huntington with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Huntington omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Huntington may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Huntington may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Huntington may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Huntington may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to conclude that Huntington has met its burden of establishing that Huntington may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Huntington may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Huntington may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Huntington may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mark F. Vilardo
Special Counsel

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